UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-35617

Sandstorm Gold Ltd.

(Translation of registrant’s name into English)

Suite 1400 - 400 Burrard Street

Vancouver, British Columbia

V6C 3A6 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐                                                              Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                                                          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Incorporation by Reference

Exhibit 99.1 (Material Change Report), Exhibit 99.2 (Arrangement Agreement between Sandstorm Gold Ltd. and Nomad Royalty Company Ltd.), Exhibit 99.3 (Voting Support Agreement of Vincent Metcalfe), Exhibit 99.4 (Voting Support Agreement of Joseph de la Plante), Exhibit 99.5 (Voting Support Agreement of Elif Levesque), Exhibit 99.6 (Voting Support Agreement of Istvan Zollei), Exhibit 99.7 (Voting Support Agreement of Gerardo Fernandez Tobar), Exhibit 99.8 (Voting Support Agreement of Robin Weisman), Exhibit 99.9 (Voting Support Agreement of Jamie Porter), Exhibit 99.10 (Voting Support Agreement of Susan Kudzman), Exhibit 99.11 (Voting Support Agreement of Matthew Gollat), Exhibit 99.12 (Voting Support Agreement of Orion Mine Finance Fund II LP), Exhibit 99.13 (Voting Support Agreement of Orion Mine Finance Fund III LP), Exhibit 99.14 (Voting Support Agreement of Andrew T. Swarthout), Exhibit 99.15 (Voting Support Agreement of Christine S. Gregory), Exhibit 99.16 (Voting Support Agreement of David Awram), Exhibit 99.17 (Voting Support Agreement of David E. De Witt), Exhibit 99.18 (Voting Support Agreement of Erfan Kazemi), Exhibit 99. 19 (Voting Support Agreement of Nolan Watson), Exhibit 99.20 (Voting Support Agreement of Vera Kobalia), Exhibit 99.21 (Voting Support Agreement of John P.A. Budreski), Exhibit 99.22 (Voting Support Agreement of Mary L. Little), and Exhibit 99.23 (Asset Purchase Agreement between Sandstorm Gold Ltd. and BaseCore Metals LP to this Report on Form 6-K are each deemed to be filed and incorporated by reference into this report and are hereby incorporated by reference into and as exhibits to the registrant’s Registration Statement on Form F-10 (File No. 333-237619), as amended or supplemented, to the extent not superseded by documents or reports subsequently filed or furnished by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report
99.2	Arrangement Agreement between Sandstorm Gold Ltd. and Nomad Royalty Company Ltd.
99.3	Voting Support Agreement of Vincent Metcalfe
99.4	Voting Support Agreement of Joseph de la Plante
99.5	Voting Support Agreement of Elif Levesque
99.6	Voting Support Agreement of Istvan Zollei
99.7	Voting Support Agreement of Gerardo Fernandez Tobar
99.8	Voting Support Agreement of Robin Weisman
99.9	Voting Support Agreement of Jamie Porter
99.10	Voting Support Agreement of Susan Kudzman
99.11	Voting Support Agreement of Matthew Gollat
99.12	Voting Support Agreement of Orion Mine Finance Fund II LP
99.13	Voting Support Agreement of Orion Mine Finance Fund III LP
99.14	Voting Support Agreement of Andrew T. Swarthout
99.15	Voting Support Agreement of Christine S. Gregory
99.16	Voting Support Agreement of David Awram
99.17.	Voting Support Agreement of David E. De Witt
99.18	Voting Support Agreement of Erfan Kazemi
99.19	Voting Support Agreement of Nolan Watson
99.20	Voting Support Agreement of Vera Kobalia
99.21	Voting Support Agreement of John P.A. Budreski
99.22	Voting Support Agreement of Mary L. Little
99.23	Asset Purchase Agreement between Sandstorm Gold and BaseCore Metals LP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANDSTORM GOLD LTD.

Date: May 11, 2022	By:	/s/ Erfan Kazemi
Name: Erfan Kazemi
Title: Chief Financial Officer